UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

As of December 31, 2015, the last business day of the most recently completed second fiscal quarter of Wins Finance Holdings Inc., a Cayman Islands company (“Company” or “we,” “us” or “our”), the Company qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because more than 50% of the Company’s outstanding voting securities are held directly or indirectly by persons who are not residents of the United States. Therefore, it will commence filing any required documents with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, we are exempt from certain provisions applicable to United States public companies, including:

•	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

In addition, the NASDAQ Stock Market provides certain exemptions to its listing rules for foreign private issuers, such as more lenient corporate governance requirements and the ability to not seek approval from shareholders in cases where it would not be required under home country rules. While we currently intend to meet the NASDAQ Stock Market’s listing standards without making use of the exemptions for foreign private issuers, we may in the future decide to rely on all or some of the exemptions available to foreign private issuers.

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated January 12, 2016

WINS FINANCE HOLDINGS INC.

By: /s/ Richard Xu

Name: Richard Xu

Title: Co-President